May 2007	Filed pursuant to Rule 433 dated May 8, 2007 Relating to Preliminary Pricing Supplement No. 282 dated May 8, 2007 Registration Statement No. 333-131266

Structured Investments Opportunities in Equities and Commodities
PLUS based on a Hybrid Equity/Commodity Basket

Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more than, equal to or less than the stated principal amount based upon the closing value of the asset at maturity. The PLUS do not guarantee any return of principal at maturity and do not pay interest.
S U M M A R Y T E R M S
Issued By:		Morgan Stanley
Aggregate Principal Amount:		$
Issue Price:		$10
Stated Principal Amount:		$10
Pricing Date:		May , 2007
Settlement Date:		May , 2007 (5 business days after the Pricing Date)
Interest:		None
Principal Protection:		None
Maturity:		August 29, 2008
Underlying Basket:	Basket Components AMEX China IndexSM (“Index”) Gold Silver Platinum	Weighting 50% 20% 15% 15%
Payment at Maturity (per PLUS):

If Basket Performance Factor is greater than 0%:
      $10 + Leveraged Upside Payment;
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.

If Basket Performance Factor is less than or equal to 0%:
     $10 x (1 + Basket Performance Factor)
This amount will be less than or equal to the Stated Principal Amount of $10.

Maximum Payment at Maturity:		$11.90 to $12.30 (119% to 123% of Stated Principal Amount), to be determined on the Pricing Date.
Leveraged Upside Payment:		$10 x Basket Performance Factor x Leverage Factor
Leverage Factor:		130%
Basket Performance Factor:		Sum of the weighted Performance Values of each of the Basket Components
Performance Value:		[(Final Average Value – Initial Value) / Initial Value] x Weighting
Initial Value:		Index: Closing value on the Pricing Date. Gold, Silver, Platinum: The Gold Price, Silver Price and the Platinum Price on the commodity business day immediately following the Pricing Date.
Gold Price:		The official afternoon gold fixing price per troy ounce
Silver Price:		The official silver fixing price per troy ounce
Platinum Price:		The official afternoon platinum fixing price per troy ounce
Final Average Value:		Index: Average of the closing values over the Averaging Period. Gold, Silver, Platinum: Average of each of the Gold Prices, Silver Prices and Platinum Prices, respectively, over the Averaging Period.
Averaging Period:		July 20, 2008 – August 20, 2008
CUSIP:		61747S389
Listing:		The PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per note	$10.00	$0.15	$9.85
	Total	$	$	$
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 282, dated May 8, 2007 Prospectus Supplement dated January 25, 2006 Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on a Hybrid Equity/Commodity Basket

Investment Overview

Performance Leveraged Upside Securities

The Hybrid Equity/Commodity Basket PLUS (the “PLUS”) can be used:

■	As an alternative to direct exposure to the Basket that enhances returns for a certain range of performance of the Basket

■	To enhance returns and potentially outperform a direct investment in the Basket in a moderately bullish scenario

■	To achieve similar levels of exposure to the Basket as a direct investment while using fewer dollars by taking advantage of the Leverage Factor

■	To gain access to commodities and provide portfolio diversification from traditional fixed income/equity investments

Maturity:	15 Months
Leverage Factor:	130%
Maximum Payment at Maturity:	$11.90 to $12.30 per PLUS (119% to 123% of Stated Principal Amount)
Principal Protection:	None
Interest:	None

Basket Overview

The Basket is a weighted basket consisting of the Index (50%) and three precious metal commodities (20%, 15% and 15%, respectively) that measures the combined performance of the Basket Components.

Basket information as of market close on May 4, 2007

	AMEX China IndexSM	Gold	Silver	Platinum
		(In U.S. dollars)	(In U.S. cents)	(In U.S. dollars)
Bloomberg Ticker:	CZH	GOLDLNPM	SLVRLN	PLTMLNPM
Current Price:	164.35	688.80	1,340.00	1,311.00
52 Weeks Ago:	130.97	673.50	1,368.50	1,174.00
52 Week High:	166.72	725.00	1,494.00	1,355.00
52 Week Low:	107.44	560.75	972.00	1,053.00

May 2007	Page 1

PLUS Based on a Hybrid Equity/Commodity Basket

Key Investment Rationale

This 15 month investment offers 130% leveraged upside, subject to a Maximum Payment at Maturity of $11.90 to $12.30 per PLUS (119% to 123% of the Stated Principal Amount), while maintaining the same downside risk (1:1) as a direct investment in the Basket.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the Basket Components within a certain range of price performance.
Best Case Scenario

The Basket Performance Factor is sufficiently positive (without increasing beyond the maximum payment threshold) such that the PLUS redeem with the 130% leveraged upside for the Maximum Payment at Maturity of $11.90 to $12.30. As a result of the leverage factor, the investment in the PLUS would outperform a direct investment in the Basket.

Worst Case Scenario	The Basket Performance Factor is negative and at maturity the PLUS redeem for less than the Stated Principal Maturity by an amount proportionate to the negative performance of the Basket.
Access	■	Exposure to a diversified basket consisting of (i) an equity index composed primarily of Chinese companies that have significant exposure to the Chinese economy and (ii) three precious metal commodities (Gold, Silver and Platinum).
	■	Portfolio diversification from traditional fixed income/equity investments.

Summary of Selected Key Risks (see page 8)

■	Structure Related Risks

	o	No interest payments and no guaranteed return of principal

	o	Appreciation potential is limited by the Maximum Payment at Maturity

	o	Changes in the value of one or more of the Basket Components may offset each other

■	Index Related Risks

	o	Adjustments to the Index could adversely affect the value of the PLUS

	o	The Index is concentrated on Chinese companies and is subject to currency exchange rate risk

■	Commodity Related Risks

	o	Commodities prices are volatile and may change unpredictably, affecting the value of the PLUS

	o	There are risks relating to trading of commodities on the London Bullion Market Association (“LBMA”) and the London Platinum and Palladium Market (“LPPM”).

■	Secondary Market Related Risks

	o	Market price of the PLUS will be influenced by many unpredictable factors

	o	The PLUS will not be listed. Secondary trading may be limited

	o	Inclusion of commissions and projected profit from hedging in the original Issue Price is likely to adversely affect secondary market prices

	o	Hedging and trading activity could potentially affect the value of the PLUS

■	Other Risks

	o	Economic interests of the Calculation Agent may be potentially adverse to investor interests

	o	Investing in the PLUS is not equivalent to investing in the Basket Components

	o	Issuer credit risk

	o	U.S. federal income tax consequences of an investment in the PLUS are uncertain

May 2007	Page 2

PLUS Based on a Hybrid Equity/Commodity Basket

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $10 Stated Principal Amount of PLUS that the investor holds an amount in cash that may be more than, equal to or less than the Stated Principal Amount based upon the performance of the Basket. The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
May , 2007	May , 2007 (5 business days after the Pricing Date)	August 29, 2008
Key Terms
Issuer:	Morgan Stanley
Underlying Basket:	Basket Component	Weighting
	AMEX China IndexSM (“Index”)	50%
	Gold	20%
	Silver	15%
	Platinum	15%
Issue Price:	$10 per PLUS
Aggregate Principal Amount:	$
Stated Principal Amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at Maturity:	If Basket Performance Factor is greater than 0%:
$10 + Leveraged Upside Payment
In no event will the Payment at Maturity exceed the Maximum Payment at Maturity.
If Basket Performance Factor is less than or equal to 0%:
$10 x (1 + Basket Performance Factor)
This amount will be less than or equal to the Stated Principal Amount of $10.
Maximum Payment at Maturity:	$11.90 to $12.30 (119% to 123% of Stated Principal Amount), to be determined on the Pricing Date
Leveraged Upside Payment:	$10 x Basket Performance Factor x Leverage Factor
Leverage Factor:	130%
Basket Performance Factor:	Sum of the weighted Performance Values of each of the Basket Components as determined by the following formula:
[(Final Average Index Value - Initial Index Value) / Initial Index Value] x 50%, plus
[(Final Average Gold Value - Initial Gold Value) / Initial Gold Value] x 20%, plus
[(Final Average Silver Value - Initial Silver Value) / Initial Silver Value] x 15%, plus
[(Final Average Platinum Value - Initial Platinum Value) / Initial Platinum Value] x 15%
Performance Value:	For each Basket Component: [(Final Average Value – Initial Value) / Initial Value] x Weighting
Initial Value:	Index: Closing value on the Pricing Date.
Gold, Silver, Platinum: The Gold Price, Silver Price and the Platinum Price on the commodity business day immediately following the Pricing Date.
Gold Price:	The official afternoon gold fixing price in U.S. dollars per troy ounce quoted by the LBMA.
Silver Price:	The official silver fixing price in U.S. cents per troy ounce quoted by the LBMA.
Platinum Price:	The official afternoon platinum fixing price in U.S. dollars per troy ounce quoted by the LPPM.
Final Average Value:	Index: Average of the closing values of the Index over the Averaging Period.
Gold, Silver and Platinum: Average of each of the Gold Prices, Silver Prices and Platinum Prices, respectively, over the Averaging Period.
Averaging Period:	From and including July 20, 2008 to and including August 20, 2008
Risk Factors:	Please see “Risk Factors” on page 8.

May 2007	Page 3

PLUS Based on a Hybrid Equity/Commodity Basket

General Information
Listing:	None
CUSIP:	61747S389
Minimum Ticketing Size:	100 PLUS
Tax Considerations:

Although the Issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result:

• A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
• Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.
Please read the discussion under “Risk Factors – Other Risk Factors” in this document and the discussion under “United States Federal Taxation” in the preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated
Use of Proceeds and Hedging:

The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the commodity business day immediately following the Pricing Date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS. Such hedging activity could increase the initial values of the Basket Components, and therefore the values at which the Basket Components must close during the Averaging Period before investors would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA” in the accompanying preliminary pricing supplement
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

May 2007	Page 4

PLUS Based on a
CoHybrid Equity/Commodity Basket

How PLUS Work Payoff Diagram The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated Principal Amount:	$10
Leverage Factor:	130%
Hypothetical Maximum Payment at Maturity:	$12.10 (121% of the Stated Principal Amount)

PLUS Payoff Diagram

The Basket
The PLUS
$14
$13
$12
$11
$10
$9
$8
Payout at Maturity on the PLUS
$12.10 Maximum Payment at Maturity
PLUS Zone
$10 Stated Principal Amount
-20%
-10%
0
10%
20%
30%
40%
Approximately 16.16%
21%
Basket Performance Factor

How it works

■	If the Basket Performance Factor is positive, then investors receive the $10 Stated Principal Amount plus 130% of the appreciation of the Basket over the term of the PLUS, subject to the Maximum Payment at Maturity. In the payoff diagram, an investor will realize the hypothetical Maximum Payment at Maturity at a Basket Performance Factor of approximately 16.16%. For example:

	–	If the Basket appreciates 5%, the investor would receive 106.5%, or $10.65 per PLUS. The 5% Basket Performance Factor is enhanced by the 130% leverage (5% x 130% = 6.5%).
	–	If the Basket appreciates approximately 16.16% or greater, the investor would receive only the hypothetical Maximum Payment at Maturity of 121%, or $12.10.

■	If the Basket Performance Factor is negative, the investor would receive an amount less than the $10 Stated Principal Amount, based on a 1% loss of principal for each 1% decline in the Basket.

	–	If the Basket depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the Stated Principal Amount.

May 2007	Page 5

PLUS Based on a
CoHybrid Equity/Commodity Basket

Payment at Maturity

At maturity, investors will receive for each $10 Stated Principal Amount of PLUS that they hold an amount in cash based upon the Basket Performance Factor, determined as follows:

If the Basket Performance Factor is greater than 0%, a payment at maturity equal to:

$10 + Leveraged Upside Payment,

subject to a Maximum Payment at Maturity of $11.90 to $12.30, or 119% to 123% of the Stated Principal Amount,

where,

Leveraged Upside Payment = ($10 × Basket Performance Factor × Leverage Factor)

and

Basket Performance Factor	=	Sum of the weighted Performance Values of each of the Basket Components

If the Basket Performance Factor is less than or equal to 0%, a payment at maturity equal to:

$10 × (1 + Basket Performance Factor)

Because the Basket Performance Factor will be less than or equal to 0%, this payment will be less than or equal to $10.

May 2007	Page 6

PLUS Based on a
CoHybrid Equity/Commodity Basket

Information about the Basket

Historical Information

The following graphs present historical information for (i) each of the Basket Components from January 1, 2002 (except in the case of the Index which commenced trading on March 21, 2003) to May 4, 2007 and (ii) the Basket from March 21, 2003 to May 4, 2007. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. We will not use Bloomberg to determine the applicable Initial Values and Final Average Values. Historical performance of the Basket Components and the Basket should not be taken as an indication of future performance or trends.

May 2007	Page 7

PLUS Based on a
CoHybrid Equity/Commodity Basket

Risk Factors

The PLUS are a financial instrument that is suitable only for investors who are capable of understanding the complexities and risks specific to the instrument. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the PLUS and the suitability of such investment in light of an investor’s particular circumstances. The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For a complete list of risk factors, please see the accompanying preliminary pricing supplement, prospectus supplement and the accompanying prospectus.

Structure Specific Risk Factors

■	PLUS do not pay interest or guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or have a guarantee to pay the Stated Principal Amount at maturity. If the Basket Performance Factor is negative, the payout at maturity will be an amount in cash that is less than the $10 Stated Principal Amount of each PLUS by an amount proportionate to the decrease in the value of the Underlying Basket.

■	Appreciation potential is limited by the Maximum Payment at Maturity. Although the Leverage Factor provides 130% leveraged exposure to any increase in the Basket Performance Factor, because the payment at maturity will be limited to 119% to 123% of the Stated Principal Amount for the PLUS, the percentage exposure provided by the Leverage Factor is progressively reduced as the Basket Performance Factor exceeds approximately 14.62% to 17.70%.

■	Changes in the value of one or more of the Basket Components may offset each other. A decrease in the value of one or more of the Basket Components may wholly or partially offset any increase in the other Basket Components.

Index Specific Risks Factors

■	Adjustments to the Index could adversely affect the value of the PLUS. The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates. Any of these actions could adversely affect the value of the PLUS.

■	The Index is concentrated on Chinese companies and is subject to currency exchange rate risk. The Index is a modified equal weighted index composed of selected U.S. publicly traded stocks and American Depositary Receipts, or ADRs, primarily of Chinese companies that have significant exposure to the Chinese economy. As the value of the component stocks and ADRs are expressed in U.S. dollars, fluctuations in the exchange rate between the Chinese renminbi and the U.S. dollar could affect the values of the component stocks and ADRs and, consequently, the performance of the Index. As a result, holders of the PLUS will be exposed to currency exchange rate risk with respect to the Chinese renminbi. If, for instance, the U.S. dollar strengthens against the Chinese renminbi, the Index will be adversely affected and the payment at maturity of the PLUS may be reduced.

Commodity Specific Risk Factors

■	Commodities prices are volatile and may change unpredictably, affecting the value of the PLUS. The prices of the commodities in the Basket are affected by a variety of factors, including, (i) price volatility, (ii) trends of supply and demand at any time, (iii) interest and yield rates in the market and (iv) geopolitical conditions and economic, financial, political, regulatory or judicial events. In addition, commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.

■	There are risks relating to trading of commodities on the London Bullion Market Association and the London Platinum and Palladium Market. Of the three commodities in the Basket, gold and silver are traded on the LBMA, and platinum is traded on the LPPM. Both the LBMA and the LPPM are self-regulatory associations of bullion market participants. If the LBMA or the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold and silver and the LPPM price fixings for the value of platinum may be adversely affected. Each of the LBMA and the LPPM is a principals’ market which operates in a manner more closely analogous to over-the- counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA or LPPM trading. For example, there are no daily price limits on the LBMA or the LPPM, which would otherwise restrict fluctuations in the prices of LBMA or LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

May 2007	Page 8

PLUS Based on a
CoHybrid Equity/Commodity Basket

Secondary Market Specific Risk Factors

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: (i) value and/or the forward price of each of the Basket Components at any time and, in particular, during the Averaging Period, (ii) volatility of each of the Basket Components, (iii) trends of supply and demand for each of the commodities in the Basket, (iv) interest and yield rates, (v) geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Basket Components or stock and commodities markets generally, (vi) the time remaining until the PLUS mature and (vii) creditworthiness of the Issuer.

■	Secondary trading may be limited. The PLUS will not be listed on any securities exchange. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

■	Inclusion of commissions and projected profit from hedging in the original Issue Price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original Issue Price, since the original Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	Hedging and trading activity could potentially affect the value of the PLUS. The hedging or trading activities of the Issuer’s affiliates on or prior to the commodity business day immediately following the Pricing Date and prior to maturity could adversely affect the value of the Basket Components and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the commodity business day immediately following the Pricing Date could potentially affect the Initial Values and, therefore, could increase the values at which the Basket Components must close before an investor receives a payment at maturity that exceeds the Stated Principal Amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the values of the Basket Components during the Averaging Period and, accordingly, the amount of cash an investor will receive at maturity.

Other Risk Factors

■	Economic interests of the Calculation Agent may be potentially adverse to the investors. The Calculation Agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

■	Not equivalent to investing in the basket components. Holders of the PLUS will not have rights that holders of the actual commodities in the Basket or exchange-traded futures on the commodities in the Basket may have. Furthermore, investing in the PLUS is not equivalent to investing in the Index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Index.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the PLUS.

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet–General Information–Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this document and the preliminary pricing supplement.

May 2007	Page 9